

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

John Tucker
President and Chief Executive Officer
scPharmaceuticals Inc.
2400 District Avenue, Suite 310
Burlington, Massachusetts 01803

> **Re: scPharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2021**
> **File No. 333-254637**

Dear Mr. Tucker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur McGivern